

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Jesus Portillo
Chief Financial Officer
Mondee Holdings, Inc.
10800 Pecan Park Blvd, Suite 315
Austin, TX
78750

      **Re:  Mondee Holdings, Inc.**
           **Form 10-K for the Fiscal Year ended December 31, 2022**
           **Filed April 11, 2023**
           **File No. 001-39943**

Dear Jesus Portillo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation